UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with the provisions set forth in Article 157, Paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, Mr. Eurico de Jesus Teles Neto announced that he will leave the position of Chief Executive Officer of the Company on January 30, 2020, in accordance with the Terms for the Adjustment and Model of Transition for the Executive Board (“Terms”) approved by the 7th Corporate Court of the Judiciary District of the Capital of the State of Rio de Janeiro (the “Judicial Reorganization Court”).

Pursuant to the Terms, Oi's Board of Directors shall indicate the name of the substitute for the position, which is to be previously formally disclosed in a confidential proceeding to the Judicial Reorganization Court and the Office of the Public Prosecutor of the State of Rio de Janeiro.

The Company will keep its shareholders and the market informed of any material development of the subject matter of this Material Fact.

Rio de Janeiro, December 10, 2019.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer